82-4033

中遠投資(新加坡)有限公司

COSCO INVESTMENT (SINGAPORE) LIMITED

9 TEMASEK BOULEVARD, #07-00 SUNTEC CITY TOWER II, SINGAPORE 038989
TEL: 6885 0888 FAX: 6336 9006 Website: www.cosco.com.sg

From Secretary's Office: 47 Hill Street #06-02
Chinese Chamber of Commerce & Industry Building
Singapore 179365
Tel No.: 6837 2133 Fax No.: 6337 2197

SUPPL

Our Ref: C200/SEC/LK/JL/rh **Exemption No. 33-91910**

[redacted]

03032781

9 October 2003

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

03 OCT 21 AM 7:21

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Dear Sirs

COSCO INVESTMENT (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Investment (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcements pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):-

Date of Announcement	**Description of Announcement**
3 October 2003	Notice of Changes in Subsidiary Director's Interests – Poh Hee Boon
3 October 2003	Notice of Changes in Subsidiary Director's Interests – Poh Hee Boon

Yours faithfully
COSCO INVESTMENT (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

encs

dw 10/27

c.c. Mr Ji Hai Sheng (Fax No: 63361217, letter only)

MASNET No. 90 OF 03.10.2003
Announcement No. 90

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Subsidiary Director's Interests

Name of director: Poh Hee Boon

-

Date of notice to company: 03/10/2003

-

Date of change of interest: 11/09/2003

-

Name of registered holder: Poh Hee Boon

-

Circumstance(s) giving rise to the interest: Others
Please specify details: Exercise of share options under Cosco Group Employee's Share Option Scheme

-

Information relating to shares held in the name of the registered holder: -

-

No. of shares which are the subject of the transaction: 40,000
% of issued share capital: 0.004

-

Amount of consideration (excluding brokerage and stamp duties) per share paid or received: $0.2288

-

No. of shares held before the transaction: 65,000
% of issued share capital: 0.01

-

No. of shares held after the transaction: 105,000
% of issued share capital: 0.012

Holdings of Director including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:		65,000
% of issued share capital:		0.01
No. of shares held after the transaction:		105,000
% of issued share capital:		0.012
Total shares:		105,000

Note: Mr Poh Hee Boon is a director of the subsidiary, CNF Shipping Agencies Pte Ltd.

Submitted by Mdm Yao Hong, Director on 03/10/2003 to the SGX

MASNET No. 92 OF 03.10.2003
Announcement No. 92

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Subsidiary Director's Interests

Name of director: Poh Hee Boon

-

Date of notice to company: 03/10/2003

-

Date of change of interest: 11/09/2003

-

Name of registered holder: Poh Hee Boon

-

Circumstance(s) giving rise to the interest: Others
Please specify details: Exercise of share options under Cosco Group Employee's Share Option Scheme

-

Information relating to shares held in the name of the registered holder: -

-

No. of shares which are the subject of the transaction: 70,000
% of issued share capital: 0.008

-

Amount of consideration (excluding brokerage and stamp duties) per share paid or received: $0.20

-

No. of shares held before the transaction: 105,000
% of issued share capital: 0.012

-

No. of shares held after the transaction: 175,000
% of issued share capital: 0.02

Holdings of Director including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:		105,000
% of issued share capital:		0.012
No. of shares held after the transaction:		175,000
% of issued share capital:		0.02
Total shares:		175,000

Note: Mr Poh Hee Boon is a director of the subsidiary, CNF Shipping Agencies Pte Ltd.

Submitted by Mdm Yao Hong, Director on 03/10/2003 to the SGX